AB 3/4

KH 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 38553 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BILTMORE INTERNATIONAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1090 KING GEORGES POST ROAD - SUITE 203
(No. and Street)

EDISON, (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES RAWDON (732) 791-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

11016885

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AB 3/4

**OATH OR AFFIRMATION**

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____________________
Signature

Vice President
Title

____________________ 2-22-11
Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Edward Kotch
Commission # DD918289
Expires: OCT. 08, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

# BILTMORE INTERNATIONAL CORPORATION

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2010

Wolinetz, Lafazan & Company, P.C.

*Certified Public Accountants*

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2010

CONTENTS

Wolinetz, Lafazan & Company, P.C.
*Certified Public Accountants*

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Biltmore International Corporation

We have audited the accompanying statement of financial condition of Biltmore International Corporation as of December 31, 2010, and the related statements of income, changes in subordinated liabilities, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2011

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 51,238 |
| Receivable from clearing broker | | 2,339,085 |
| Securities owned – at market value | | 1,873,129 |
| Property and equipment – net | | 27,328 |
| Other assets | | 11,000 |
| Total Assets | | $ 4,301,780 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | | $ 195,244 |
| Payable to clearing broker | | 1,443,352 |
| Securities sold, not yet purchased – at market value | | 429,777 |
| Total Liabilities | | 2,068,373 |
| Commitments and Contingencies | | |
| Subordinated borrowings – related party | | 1,600,000 |
| Stockholders' Equity: | | |
| Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares | $ 20,000 | |
| Additional paid-in capital | 450,000 | |
| Retained earnings | 163,407 | |
| Total Stockholders' Equity | | 633,407 |
| Total Liabilities and Stockholders' Equity | | $ 4,301,780 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **REVENUES:** | | |
| Principal transactions, net | | $ 1,933,884 |
| Interest | | 696 |
| Total Revenues | | 1,934,580 |
| **COSTS AND EXPENSES:** | | |
| Clearing and execution charges | $ 166,332 | |
| Communication and data processing | 374,087 | |
| Compensation – officer/stockholder | 250,000 | |
| Employee compensation and benefits | 691,930 | |
| Occupancy costs | 78,555 | |
| Regulatory fees | 10,771 | |
| Interest expense | 161,268 | |
| Other operating expenses | 192,374 | |
| Total Costs and Expenses | | 1,925,317 |
| Income before Taxes | | 9,263 |
| Provision for Taxes | | 2,000 |
| **NET INCOME** | | $ 7,263 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Balance – Beginning of Year | $ 1,600,000 |
| Borrowings | - |
| Repayments | - |
| Balance – End of Year | $ 1,600,000 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance – Beginning of Year | $ 20,000 | $ 450,000 | $ 156,144 | $ 626,144 |
| Net Income | - | - | 7,263 | 7,263 |
| Balance – End of Year | $ 20,000 | $ 450,000 | $ 163,407 | $ 633,407 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | | $ 7,263 |
| Adjustments to reconcile net income to net cash (used) by operating activities: | | |
| Depreciation | | 17,594 |
| Loss on Abandonment | | 10,865 |
| Changes in Operating Assets and Liabilities: | | |
| Receivable from clearing broker | $ 8,053 | |
| Securities owned – at market value | ( 411,301) | |
| Other assets | 1,000 | |
| Accounts payable and accrued expenses | 55,339 | |
| Payable to clearing broker | 24,695 | |
| Securities sold, not yet purchased – at market value | 279,618 | ( 42,596) |
| Net Cash (Used) by Operating Activities | | ( 6,874) |
| Cash Flows from Investing Activities: | | |
| Capital expenditures | | ( 19,429) |
| Net Cash (Used) by Investing Activities | | ( 19,429) |
| Cash Flows from Financing Activities: | | - |
| (Decrease) in Cash and Cash Equivalents | | ( 26,303) |
| Cash and Cash Equivalents – Beginning of Year | | 77,541 |
| Cash and Cash Equivalents – End of Year | | $ 51,238 |
| Supplemental Cash Flow Disclosures: | | |
| Cash Paid for Interest | | $ 161,268 |
| Cash Paid for Income Taxes | | $ 2,059 |
| Supplemental Disclosure of Non-Cash Financing Activities: | | |
| Extension of Subordinated Borrowings | | $ 1,600,000 |

The accompanying notes are an integral part of the financial statements.

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies**

**Nature of Business**

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in market-making and securities trading as principal.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

**Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased are stated at fair value and are recorded in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* They represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

**Depreciation**

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to seven years.

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)**

**Concentration of Credit Risks**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

**Income Taxes**

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and New Jersey and New York State tax codes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

**Revenue Recognition**

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

**Accounting Standards Codification**

In June 2009, the FASB issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

**NOTE 2 - Fair Value**

**Fair Value Measurement**

The Company records securities owned and securities sold, but not yet purchased, at fair value, which is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumption about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair value. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

**NOTE 2 - Fair Value (Continued)**

**Fair Value Measurement (Continued)**

- Level 1 - Value based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.
- Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.
- Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities owned: | | | | |
| Equities | $ 1,873,129 | $ - | $ - | $1,873,129 |
| Totals | $ 1,873,129 | $ - | $ - | $1,873,129 |
| **Liabilities** | | | | |
| Securities sold, not yet purchased: | | | | |
| Equities | $ 429,777 | $ - | $ - | $ 429,777 |
| Totals | $ 429,777 | $ - | $ - | $ 429,777 |

**NOTE 3 - Clearing Broker Receivables and Payables**

Amounts receivable from and payable to clearing broker consist of the following:

| | Receivable | Payable |
|---|---|---|
| Clearing broker deposits | $ 2,080,000 | $ - |
| Receivable on trading settlements, net | 259,085 | - |
| Payable on securities positions, net | - | 1,443,352 |
| | $ 2,339,085 | $ 1,443,352 |

**NOTE 4 - Property and Equipment**

Property and equipment consists of the following:

| | |
|---|---|
| Furniture and Fixtures | $ 6,522 |
| Computers and Office Equipment | 37,009 |
| | 43,531 |
| Less: Accumulated Depreciation | 16,203 |
| | $ 27,328 |

Depreciation expense for the year ended December 31, 2010 was $17,594.

**NOTE 5 - Subordinated Borrowings – Related Party**

Subordinated borrowings consist of the following:

1. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $1,000,000. The loan agreement calls for interest at 10% per annum and became effective December 31, 2007. The loan was extended in 2010 to mature December 31, 2012. Interest expense on the loan was $100,000 for the year ended December 31, 2010 and accrued interest payable was $0 at December 31, 2010.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

2. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $600,000. The loan agreement calls for interest at 10% per annum and became effective December 29, 2006. The loan was extended in 2010 to mature December 29, 2012. Interest expense on the loan was $60,000 for the year ended December 31, 2010 and accrued interest payable was $0 at December 31, 2010.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

**NOTE 6 - Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2010 the Company's net capital was $1,914,110, which exceeded its minimum net capital requirement by $914,110 and its net capital ratio was 10%.

**NOTE 7 - Commitments and Contingencies**

**Lease Commitments**

The Company leases its office space under a new noncancellable operating lease that commenced July 7, 2010 and terminates August 31, 2015. The lease calls for payments of annual base rent plus real estate taxes and other occupancy costs. Approximate minimum annual rentals under this lease are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2011 | $ 28,000 |
| 2012 | 28,000 |
| 2013 | 28,000 |
| 2014 | 29,000 |
| 2015 | 19,000 |
| | $132,000 |

Rent expense for the year ended December 31, 2010 was approximately $61,000.

**NOTE 8 - Profit Sharing Plan**

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions for the year ended December 31, 2010 amounted to approximately $650.

**NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk**

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

# BILTMORE INTERNATIONAL CORPORATION
## COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
## DECEMBER 31, 2010

| | | | |
|---|---|---|---|
| CREDIT ITEMS: | | | |
| Total stockholders' equity | | | $ 633,407 |
| Subordinated liability | | | 1,600,000 |
| Total Credit Items | | | 2,233,407 |
| DEBIT ITEMS: | | | |
| Property and equipment - net | | $ 27,328 | |
| Other assets | | 11,000 | |
| Total Debit Items | | | 38,328 |
| Net Capital Before Haircuts | | | 2,195,079 |
| Haircuts on Securities: | | | |
| Other securities | $ 280,969 | | |
| Total Haircuts | | | 280,969 |
| Net Capital | | | 1,914,110 |
| Less: Minimum net capital requirement | | | 1,000,000 |
| Remainder: Net capital in excess of all requirements | | | $ 914,110 |

Capital Ratio: (Maximum allowance 1500%)

| | | |
|---|---|---|
| Aggregate Indebtedness | $ 195,244 | = 10% |
| Divided by: Net Capital | $1,914,110 | |

Aggregate Indebtedness:

| | |
|---|---|
| Accounts payable and accrued expenses | $ 195,244 |

SCHEDULE 2.

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

| | |
|---|---|
| Net capital - per Company's unaudited X-17A-5 Part II A Filing | $ 1,907,240 |
| Adjustments: | |
| Decrease in accounts payable and accrued expenses | 6,870 |
| Net capital - per report pursuant to Rule 17a-5(d) | $ 1,914,110 |

To the Board of Directors
Biltmore International Corporation

In planning and performing our audit of the financial statements of Biltmore International Corporation ("the Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Biltmore International Corporation

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2011

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Biltmore International Corporation
1090 King Georges Post Road
Suite 203
Edison, NJ 08837

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Biltmore International Corporation ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (amended) with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 (amended) for the year December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 (amended) with supporting schedules and working papers (trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (amended) and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2011

BILTMORE INTERNATIONAL CORPORATION
SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2010
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

| | | |
|---|---|---|
| Total Revenue | | $ 1,934,580 |
| Less: | | |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | | 166,332 |
| Total Deductions | | 166,332 |
| SIPC Net Operating Revenue | | $ 1,768,248 |
| General Assessment at .0025 | | $ 4,421 |
| Less: | | |
| Payment made with SIPC-6 | $ 1,445 | |
| Payment made with SIPC-7, February 1, 2011 | 2,984 | 4,429 |
| Overpayment | | $( 8) |